UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41712

Digital Currency X Technology Inc.

(Exact name of registrant as specified in its charter)

Room 1101, 11/F., Capital Centre

151 Gloucester Road

Wanchai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On June 24, 2026, Digital Currency X Technology Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with certain investors (the “Purchasers”). Under the Agreement, the Purchasers agreed to subscribe for, and the Company agreed to issue and sell, an aggregate of US$700,000,000 of units (the “Units”) in a private placement (the “Private Placement”), with each Unit consisting of one Class A ordinary share, par value of US$0.0001 per share of the Company (the “Ordinary Share”) and three warrants (the “Warrants”), at a purchase price of US$2.11 per Unit. The Warrants have an exercise price of $2.11 per share (subject to adjustment as set forth in the Warrants), are exercisable on or after June 24, 2026 and will expire three (3) years after that date.

The Private Placement was closed on July 3, 2026. At the closing, the Company issued an aggregate of 331,753,557 Units to the Purchasers, consisting of 331,753,557 Ordinary Shares and 995,260,671 Warrants, for an aggregate purchase price of US$700,000,000. The Company intends to use the proceeds from the Private Placement for working capital and general corporate purposes.

The foregoing description of the Agreement and Warrant do not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of Warrant and the form of Agreement which were filed as Exhibits 4.1 and 10.1, respectively, to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on June 25, 2026, and are incorporated herein by reference.

This report on Form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281314), as amended, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2026	Digital Currency X Technology Inc.

	By:	/s/ Dongchun Fan
	Name:	Dongchun Fan
	Title:	Chief Financial Officer